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SECURITIES AND E
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ConAm Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3990 Ruffin Road, Suite 100
(No. and Street)

San Diego (City) California (State) 92123-1826 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph W. Tilley (858) 614-7271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear LLP
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255 Long Beach, California 90803
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ralph W. Tilley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ConAm Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

______________________________ Signature of Document Signer No. 1

______________________________ Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this

12 (Date) day of January (Month), 2009 (Year), by

(1) Ralph W. Tilley, President (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature ______________________________ Signature of Notary Public

Commission # 1482121
Notary Public - California
San Diego County
My Comm. Expires Mar 14, 201

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ______________ Number of Pages: ______

Signer(s) Other Than Named Above: ______________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	8
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	9
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	10
Report on Internal Accounting Control	11-12

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
ConAm Securities, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of ConAm Securities, Inc. as of December 31, 2008, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8-10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 4, 2009

CON AM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash in bank		$ 29,784
Refundable income taxes receivable (Note 2)		4,115
Prepaid expenses		1,886
Deferred tax assets (Note 2)		4,100
Total assets		$ 39,885

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities – Accounts payable and accrued expenses		$ 10,635
Total liabilities		10,635
Stockholder's equity:		
Common stock, no par value per share; authorized 1,000 shares; issued and outstanding 75 shares	$ 7,500	
Additional paid-in capital	7,500	
Retained earnings	14,250	
Total stockholder's equity		29,250
Total liabilities and stockholder's equity		$ 39,885

The accompanying notes are an integral part of these financial statements.

CON AM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2008

Revenues:		
Administration fees (Note 3)		$ 15,000
Interest income		231
Total revenues		15,231
Operating expenses (Note 3):		
Salary reimbursement to parent	$ 4,200	
Professional fees	31,850	
Licenses and regulatory fees	1,509	
SIPC assessment	150	
Fidelity bond	364	
Other administrative	861	
Total expenses		38,934
Loss before income taxes		(23,703)
Income taxes (Note 2)		191
Net loss		$ (23,894)

The accompanying notes are an integral part of these financial statements.

CON AM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 7,500	7,500	38,144	53,144
Net loss for the year ended December 31, 2008	-	-	(23,894)	(23,894)
Balance at end of year	$ 7,500	7,500	14,250	29,250

The accompanying notes are an integral part of this financial statement.

CON AM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss		$ (23,894)
Adjustments to reconcile net loss to net cash provided from operating activities:		
Increase in refundable income taxes	$ (4,115)	
Increase in prepaid expenses	(121)	
Decrease in deferred tax assets	2,136	
Decrease in accounts payable	(6,507)	
Decrease in income taxes payable	(9,576)	
Total adjustments		(18,183)
Net cash flows used for operating activities		(42,077)
Cash flows from investing activities		-
Cash flows from financing activities		-
Net decrease in cash		(42,077)
Cash at beginning of year		71,861
Cash at end of year		$ 29,784

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 9,472
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in San Diego, California. The Company is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3 as well as the disclosure of information relating to possession and control requirements pursuant to Rule 15c3-3. The Company's operations are primarily funded by administration fees received from its parent company, Continental American Properties, Ltd.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting in accordance with U. S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Revenue Recognition

The Company recognizes administration fees as revenue as the related services are rendered.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	Various States	Total
Current (Refundable)	$ (4,115)	$ 2,170	$ (1,945)
Deferred	930	1,206	2,136
Total	$ (3,185)	$ 3,376	$ 191

The Federal refundable income taxes of $4,115 result from the carryback of a portion of the current year Federal loss to 2007. The Company has available at December 31, 2008, approximately $11,000 and $32,000 of loss carry forwards for Federal and California purposes, respectively, expiring through 2028. Because of the uncertainty surrounding the timing and ability to benefit from California loss carry forwards due to current tax law, deferred tax assets have been reduced for a valuation allowance of $2,600 which is the approximate value of those loss carry forwards. There was no valuation allowance at December 31, 2007.

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the recognition of net operating loss carry-forwards. Those differences result primarily from the benefit of loss carryforwards, the cash basis for reporting income, expenses, and state taxes for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(3) RELATED PARTY TRANSACTIONS

During 2008, the Company earned $15,000 in administration fees from its parent and recorded $4,965 of expenses reimbursed to the parent by the Company.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2008, the net capital was $19,150 which exceeded the required minimum capital by $14,150. The aggregate indebtedness to net capital ratio was .56 to 1.

CON AM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Total equity from statement of financial condition		$ 29,250
Less non-allowable assets:		
Refundable income taxes	$ 4,115	
Prepaid expenses	1,886	
Deferred tax assets	4,100	
Rounding	(1)	10,100
Net capital		$ 19,150

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 709
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 14,150

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 10,635
Ratio of aggregate indebtedness to net capital	.56 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

CON AM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CON AM SECURITIES, INC.
(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
ConAm Securities, Inc.
San Diego, California

In planning and performing our audit of the financial statements of ConAm Securities, Inc., a wholly owned subsidiary of Continental American Properties, Ltd., (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 4, 2009

CON AM SECURITIES, INC.

(A Wholly Owned Subsidiary of Continental American Properties, Ltd.)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

(With Independent Auditors' Report Thereon)